Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

August 16, 2024

VIA EDGAR AND EMAIL

Eddie Kim and Christina Chalk

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XWELL, Inc.
PREC14A filed August 2, 2024
File No. 1-34785

Dear Mr. Kim and Ms. Chalk:

I am writing on behalf of XWELL, Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 8, 2024, with respect to the Company’s above-referenced preliminary proxy statement on Schedule 14A filed as “PREC14A” with the Commission on August 2, 2024, File No. 1-34785 (the “Preliminary Proxy Statement”). This letter is being filed with the Commission electronically via the EDGAR system. Substantially concurrently with the submission of this letter, the Company is also submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Preliminary Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Preliminary Proxy Statement.

PREC14A filed August 2, 2024

General

1.	We note your disclosure that “[t]he Annual Meeting will be held in a virtual meeting format only, via live audio webcast on the Internet” and that “[s]tockholders will not be able to attend the Annual Meeting in person.” You also state that “a list of stockholders of record will be available during the Annual Meeting for inspection by stockholders of record for any legally valid purpose related to the Annual Meeting.” Consider revising to clarify how stockholders will be able to inspect the “list of stockholders of record” during the Annual Meeting when they “will not be able to attend the Annual Meeting in person.”

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

U.S. Securities and Exchange Commission August 16, 2024 Page 2

RESPONSE:

We acknowledge the Staff’s comment and have clarified how stockholders will be able to inspect the “list of stockholders of record” during the virtual Annual Meeting. In the Amended Preliminary Proxy Statement, the Company will include disclosure substantially similar to the below (bold underlined text representing an addition).

“In addition, a list of stockholders of record will be available during the Annual Meeting on the virtual meeting site for inspection by stockholders of record for any legally valid purpose related to the Annual Meeting.”

Is My Vote Important?, page 2

2.	Where a registrant determines that a dissident shareholder’s director nominations do not comply with its advance notice bylaw requirements and excludes the dissident shareholder’s nominees from its proxy card, and the dissident shareholder then initiates litigation challenging the registrant’s determination regarding the validity of the director nominations, the registrant must disclose, among other things, “a brief description of the basis for that determination.” See Question 139.05 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). Please expand your disclosure here to describe in additional detail the “material omissions and other material deficiencies” that led to your decision.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that CPC SPV has decided to withdraw its threatened proxy fight and related lawsuit against the Company in connection with the Annual Meeting. On August 9, 2024, CPC SPV released the scheduled trial dates, irrevocably withdrew the Purported Nomination Notice and dismissed its litigation.

How Do I Vote?, page 5

3.	Your disclosure here notes that stockholders may vote “By Telephone” under the third bullet point. The next sentence, however, refers to voting “via the Internet,” although the last sentence notes when “[t]he telephone voting facilities” will close. Please revise to provide the correct information, including the telephone number.

U.S. Securities and Exchange Commission August 16, 2024 Page 3

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will revise its disclosure. In the Amended Preliminary Proxy Statement, the Company will include disclosure substantially similar to the below (bold underlined text representing an addition).

“You may vote by telephone by calling (866) 804-9616 and following the instructions on the Proxy Card. The telephone voting facilities will close at 11:59 p.m. Eastern Time on September 19, 2024.”

Will This Year’s Annual Meeting Require the Use of a Universal Proxy Card?, page 9

4.	Please revise the heading of this section and the disclosure here to reflect that the dissident will use a universal proxy card for this contest. That is, clarify that unless and until a court deems the dissident’s nominations to be invalid, the dissident must include the registrant’s nominees on its card and shareholders who wish to vote for the dissident’s nominees currently must use its card.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that CPC SPV has decided to withdraw its threatened proxy fight and related lawsuit against the Company in connection with the Annual Meeting. In the Amended Preliminary Proxy Statement, the Company has removed this question.

* * * * *

U.S. Securities and Exchange Commission August 16, 2024 Page 4

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Cara Soffer (csoffer@xpresspa.com)

C. Patrick Gadson (pgadson@velaw.com)

Brett F. Peace (bpeace@velaw.com)